UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HEACOX, ALBERT E., PH.D.
   c/o CryoLife, Inc.
   1655 Roberts Boulevard, N.W.
   Kennesaw, GA  30144
2. Issuer Name and Ticker or Trading Symbol
   CRYOLIFE, INC.
   CRY
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President-Laboratory Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock (1)           |12-1-0|S   | |6,300             |D  |$28.333333 |45,000             |I     |(2)                        |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-18-|F   | |1,350             |D  |$33.333333 |72,396             |I     |(3)                        |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-18-|M   | |9,000             |A  |$5.00      |                   |      |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12-4-0|G   |V|300               |D  |           |                   |      |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option|$5.00   |12-18|M   | |9,000      |D  |(4)  |6-15-|Common Stock|9,000  |N/A    |0           |   |            |
                      |        |-00  |    | |           |   |     |01   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) All share amounts and prices have been adjusted to reflect a three-for-two stock split which was effective on
December 27,
2000.
(2) The 45,000 shares are owned by Dr. Heacox's spouse as Virginia Heacox FBO Virginia Heacox, Trustee, or successor Trustees of the Virginia Heacox Living Trust under an agreement dated 10/29/99.
(3) The 72,396 shares are owned by Albert E. Heacox, Trustee, Albert E. Heacox Trust under an agreement dated
10/29/99.
(4) Options vest in five equal annual installments each beginning on
12-15-95.
SIGNATURE OF REPORTING PERSON
/s/ Albert E. Heacox
Albert E. Heacox, Ph.D.
DATE
January 9, 2001